ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers have filed the Company federal and state income tax returns for 2017. The Managers are authorized and directed to file the 2017 Annual Report on Form C-AR for the company's ongoing crowdfunding raise.

The Members discussed the Company's Crowdfunding Raise and ratified the extended deadline to raise the target funding amount to July 31, 2018 and the contract with Bay MarketForce.

No further business being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned

April 4, 2018

M2K of Chicago, LLC:

By: _____

Senior Homes, LLC

By: _____

Being all of the Members of The Italian Cafe, LLC.

EXHIBIT ___G___

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Members ratified the Managers filing the Company federal and state income tax returns for 2017 and authorized the Managers to file the 2017 Annual Report on Form C-AR for the Company's ongoing crowdfunding raise. The Managers agreed to file these documents. The Members ratified the Managers extension of the deadline to reach the target offering amount to July 31, 2018 and the contract with Bay MarketForce.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

April 4, 2018

_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.